Exhibit 99.1

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY LINX S.A. INTO STNE PARTICIPAÇÕES S.A.

The directors of the below identified companies, as well as the respective companies identified hereinbelow:

(a)      LINX S.A., a publicly-held company, with its head office in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Suite 701, Block A, Room 1, Edifício Birmann 21, CEP 05425-902, enrolled with CNPJ/ME under No. 06.948.969/0001-75, herein represented in accordance with its Bylaws (“Linx”); and

(b)      STNE PARTICIPAÇÕES S.A., a company enrolled with CNPJ/ME under No. 35.767.420/0001-82, with its head office in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, CEP 04547-006, herein represented in accordance with its Bylaws (“STNE” and, jointly with Linx, the “Parties”),

And still,

(c)       STONECO LTD., a company incorporated and validly existing under the laws of the Cayman Islands, registered with CNPJ/ME under No. 31.752.270 / 0001-82, with headquarters at Harbor Place, 4th floor, No. 103 Church St., PO Box 10240 KY1-1002, Georgetown, Cayman Islands, hereby represented in the form of its articles of incorporation (“StoneCo”); and

(d)      DLP CAPITAL LLC, a company incorporated and validly existing under the laws of Delaware, in the United States of America, registered with CNPJ / ME under number 14.933.482-0001-47, headquartered in Delaware, in the United States of America, in this act represented in the form of its articles of incorporation, and DLPPAR PARTICIPAÇÕES S.A., a corporation organized and existing under the laws of Brazil, registered with CNPJ / ME under number 23.858.641 / 0001-87, with headquarters at Rua Fidêncio Ramos, 308, cj. 91, CEP 04551-010, in the City of São Paulo, State of São Paulo, hereby represented in the form of its Bylaws (jointly, “DLP”);

Have decided, for the reasons and aiming at the purposes detailed below in conformity with Articles 224 and 225 of Law No. 6,404/76, to execute this protocol and justification (“Protocol and Justification”), the purpose of which is the merger of the shares issued by Linx into STNE, which will be submitted to their respective shareholders for approval, at extraordinary general meetings (in relation to each Party, respectively “General Meeting”), under the following terms and conditions:

1.	Description of the Transaction, Reasons or Purposes and Interest of the Companies

1.1.     The purpose hereof is to submit to the shareholders of the Companies a corporate reorganization (“Transaction”), detailed below, and which shall result (a) in the ownership, by STNE, of all the shares issued by Linx; and (b) on the receipt, by the Linx shareholders, for each common share issued by Linx owned by them as of such date, of mandatorily redeemable Class A and Class B preferred shares, all registered and without par value, issued by STNE, resulting in the issuance by STNE of new redeemable Class A and Class B preferred shares (“STNE New Shares”); and, as a subsequent and interdependent act (c) in the redemption of the totality of STNE New Shares (“Redemption of Shares”), upon payment of the amounts to their holders and delivery of the assets referred to in item 1.2 and following bellow.

1.2.  The Transaction will comprise the following stages, all interdependent and linked to each other, the consummation of which will be subject to the applicable corporate approvals and to the verification of the fulfillment of the conditions precedent referred to in item 2.1 below, it being certain that all said stages must be coordinated in order to occur as of the same date:

(a)  merger of all the shares issued by Linx into STNE, pursuant to Article 252 of Law No. 6,404/76 and CVM Normative Rule No. 565/15, for their economic value under the terms set forth in item 3, resulting in the issuance, by STNE, in favor of the Linx shareholders that are owners of the merged shares, of mandatorily redeemable Class A and Class B preferred shares issued by STNE, it being certain that for each common share issued by Linx  one (1) mandatorily redeemable Class A preferred share and one (1) mandatorily redeemable Class B preferred share issued by STNE will be delivered (subject to adjustments mentioned in item 1.2.4), as provided in item 3.1 (“Merger of Linx Shares”). After the Merger of Linx Shares has been consummated, Linx will keep its own legal personality and its own equity, there being no legal succession; and

(b)  as of the same date, as an act subsequent to and interdependent of the Merger of Linx Shares, the Redemption of Shares shall be completed upon payment, to the holder thereof, for the STNE New Shares (the “Exchange Ratio”), as follows:

(i)	each 1 (one) STNE Class A preferred share shall receive, in exchange for the Redemption of Shares, R$ 31,56 (thirty-one reais and fifty-six cents), updated pro rata die according to the CDI rate variation from the sixth month counted from August 11th, 2020 until the date of the actual payment; and

(ii)	each 1 (one) STNE Class B preferred share shall receive, in exchange for the Redemption of Shares, pursuant to Section 1.2.2. either (a) 0.0126774 (zero point zero one two six seven seven four) Class A share issued by StoneCo, traded on the Nasdaq Global Select Market (“Nasdaq”) (“StoneCo Class A Share”) or, (b) 0.0126774 (zero point zero one two six seven seven four) BDR (Brazilian Depositary Receipt) (“StoneCo BDR”), provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo Class A Share, pursuant to Section 1.2.2.

1.2.1.       Once redeemed, STNE preferred shares will be canceled against capital reserve. The procedures for the operationalization of the Redemption of Shares will be disclosed by STNE in due course.

1.2.2.      The holders of Linx’s American Depositary Shares (ADS) shall receive StoneCo Class A Shares and the holders of Linx Shares shall receive StoneCo BDRs, in each case in respect of the STNE Class B preferred shares issued to such holder with respect to such holder’s Linx ADSs and Linx Shares pursuant to Section 1.2(a).

1.2.3.       Treatment of fractions. Any fractions of StoneCo BDR or StoneCo Class A Share in exchange for the Redemption of Shares shall be grouped by STNE in whole numbers to then be sold on the spot market managed by B3 S.A. - Brazil, Bolsa e Balcão (“B3”) or NASDAQ, as applicable, after the consummation of the Transaction, according to the terms of the notice to the shareholders to be disclosed in due course. The amounts earned on that sale will be made available net of fees to the former Linx Shareholders holders of the respective fractions, in proportion to their interest in each share sold.

1.2.4.  Exchange Ratio Assumptions. The Exchange Ratio, fixed on September 1st, 2020, has taken into consideration the following premises:

(i)  that no declaration, payment of dividends or interest on the own capital will be made by STNE or Linx until the Transaction Date;

(ii) that there are no relevant facts pending disclosure to the market by Linx and/or by StoneCo;

(iii) on September 1st, 2020, the capital stock of Linx was comprised of 189,408,960 (one hundred and eighty-nine million, four hundred and eight thousand, nine hundred and sixty) common shares, of which 175,282,969 (one hundred and seventy-five million, two hundred and eighty-two thousand, nine hundred and sixty-nine) were outstanding shares and 14,125,991 (fourteen million, one hundred and twenty-five thousand, nine hundred and ninety-one) were treasury shares;

(iv) Linx has agreements of Deferred Stock Plans and Stock Option Plans (jointly, “Linx Plans”) that, if totally converted into Linx’s shares, would result, on September 1st, 2020, in the issuance of 3,775,648 (three million, seven hundred and seventy-five thousand, six hundred and forty-eight) Linx’s common shares; and

(v) on the Transaction Consummation Date, the sum of the total amount of outstanding shares and of the total amount of shares convertible pursuant to the Linx Plans shall result in 179,058,617 (one hundred and seventy-nine, fifty-eight thousand, six hundred and seventeen) common shares, all of them registered and without par value.

1.2.5.     Adjustment to the Exchange Ratio. (A) Any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans, not in accordance with the provisions of item 1.2.4(v) above shall impact, equally and in the same proportion, the Exchange Ratio with the STNE New Shares as a result of the Merger of Linx Shares, increasing or reducing the total amount, by each Linx’s share, of cash and StoneCo BDRs or StoneCo Class A Shares, as the case may be, to be delivered in connection with the Redemption of New Shares STNE; (B) additionally, the Exchange Ratio will be adjusted in the amount of (i) any dividends, interest on the own capital and other income declared and/or paid by Linx and/or by StoneCo as from this date until and including the Transaction Consummation Date; and (ii) costs possibly incurred by Linx in hiring financial advisors, within the context of any competing transactions, whether to perform assessments or for any other purpose. Any possible repurchase or issuance of new shares by STNE or by StoneCo, whether in a context of mergers and acquisitions (M&A), capital increase, public offering, private offering, issue of RSU (restricted shares units), incentive or share programs aimed at its executive officers or the exercise of stock options will not imply any adjustment to the Exchange Ratio.

1.2.6.       Furthermore, STNE may, unilaterally and without the need to amend this Protocol, increase the total amount of cash and/or the amount of StoneCo BDRs or StoneCo

Class A Shares, as the case may be, to be delivered in return for the Redemption of the New STNE Shares; provided that, in any event, the value of the cash portion and/or the amount of StoneCo BDRs or StoneCo Class A Shares of the Exchange Ratio will not decrease, subject to the adjustments provided for in this protocol.

1.2.7.  Tax Withholding. The amounts to be paid in consideration for the Redemption of STNE New Shares will be deducted, where applicable, from any taxes withheld at source that may be due.

1.2.8.  Sole Legal Business. Although the stages provided for in item 1.2 occur one subsequently to the other, all of them are part of one single legal business, it being assumed that each of the stages is not effective, individually, without the others also being effective and are implemented, as a whole. Accordingly, the Transaction cannot be partially approved by the General Meetings of the Companies or partially implemented.

1.2.9.       Treatment of Long-Term Stock-Based Compensation Instruments. Linx has the Linx Plans that, if totally converted into Linx’s shares, would result, on September 1st, 2020, in the issuance of 3,775,648 (three thousand, seven hundred and seventy five thousand, six hundred and forty eight) Linx’s common shares. STNE shall undertake all of Linx’s obligations established in the Linx Plans. The Linx Plans will not be accelerated, and STNE will deliver to the beneficiaries of the Linx Plans, in lieu of Linx’s Shares, a portion of Class A Shares StoneCo or StoneCo’s BDRs and another portion of cash, subject to the terms of the Base Exchange Ratio that may be applied on the date of the Merger of Shares. The obligation of STNE provided for in this Clause shall observe the terms and conditions of the grants made by Linx.

1.2.10.       In case any beneficiary of the Linx Plans is dismissed from Linx after the Merger of Shares (a) due to a reorganization resulting from the Transaction (e.g., redundancy or elimination of roles or practices), the exercise of the options provided in the agreements of the Linx Plans to those beneficiaries shall be accelerated and they will receive the whole benefit at the moment of the termination; (b) for any other reason, the provisions of the agreements executed between Linx and the respective beneficiaries will be observed.

1.3.    After the completion of the Transaction, the Companies will continue to engage in their activities, with Linx becoming a wholly owned subsidiary of STNE.

1.4.    As a result of the Transaction, the number of shares of STNE will be increased by the number of STNE New Shares, until the STNE New Shares are redeemed at the moment immediately after issuance.

1.5.   Upon the consummation of the Transaction, the Linx Shares will no longer be traded on the “Novo Mercado” segment of B3 and the ADS of Linx will cease to be traded on the New York Stock Exchange (“NYSE”). STNE may come to request the cancellation of Linx’s registration as a publicly held company with the Brazilian Securities and Exchange Commission (“CVM”).

2.	Conditions Precedent for the Consummation of the Transaction

2.1.      In compliance with the provisions in item 2.2 below, the consummation of the Transaction will be, under the terms of Article 125 of the Civil Code, subject to the fulfillment of the conditions precedent provided for below (“Conditions Precedent”):

2.1.1.	Conditions Precedent of the Parties. The obligation of the Parties to consummate the Transaction is conditioned on the fulfillment of each of the following conditions precedent, provided for by the Association Agreement and Other Covenants, executed on August 11th, 2020, as amended (“Association Agreement”) ("Conditions Precedent of the Parties"):

(i)	Absence of Impediment. No competent court or tribunal (including an arbitral tribunal) shall have issued any order, writ, injunctive relief or decision, and no other governmental body shall have issued any order or law, which is then in force and has the effect of causing the acts as of the Transaction Consummation Date to be unlawful or otherwise prohibit the consummation thereof; and

(ii)	Approval by CADE. The Transaction must be definitively approved by the Administrative Council for Economic Defense - CADE (“CADE Approval”).

2.1.2.	Conditions Precedent of Linx. The obligation of Linx and of certain shareholders of Linx (“Linx Shareholders”), including as provided for by the Association Agreement, to consummate the Transaction is conditioned on the fulfillment or waiver (at Linx´ sole discretion) of each of the following conditions precedent ("Conditions Precedent of Linx"):

(i)	STNE Representations and Warranties. The representations and warranties made and provided by STNE, StoneCo and DLP in this Protocol and Justification and in the Association Agreement shall be faithful and true in all material aspects on this date and until the Transaction Consummation Date (except for the cases in which the representations and warranties contain a reference to a previous date, in which case they will be faithful and true in all material aspects as of such date);

(ii)	Commitments. STNE, StoneCo and DLP shall have fulfilled all obligations and met all the commitments and agreements that are required to be fulfilled or met by them previously to the Transaction Consummation Date, pursuant to the Association Agreement;

(iii)	GSM Approvals. The STNE General Meeting shall approve, under the terms of the Brazilian Corporation Law: (a) all the necessary documentation for the Merger of Linx Shares and the attribution of the STNE New Shares, including, but not limited to, this Protocol and Justification; and (b) the Redemption of Shares; and

(iv)	StoeCo BDR Program Level I. The StoneCo BDR program, Level I, shall be registered with the CVM and the entirety of the StoneCo BDR must have been admitted to trading at B3.

2.1.3.	Conditions Precedent of STNE. The obligation undertaken by STNE, StoneCo and DLP, as set forth in the Association Agreement, to consummate the Transaction is conditioned on the fulfillment or waiver (at STNE´s sole discretion) of each of the following conditions precedent (“Conditions Precedent of STNE” and, together with the Conditions Precedent of Linx and the Conditions Precedent of the Parties, the "Conditions Precedent"):

(i)	Linx Representations and Warranties. The representations and warranties made and provided by Linx and by the Linx Shareholders in this Protocol and Justification and in the Association Agreement shall be faithful and true in all material aspects as of this date and until the Transaction Consummation Date (except for cases where the representations and warranties themselves contain a reference to a previous date, in which case they will be faithful and true in all relevant aspects as of such date);

(ii)	Commitments. Linx and the Linx Shareholders shall have fulfilled all obligations and met all the commitments and agreements that are required to be fulfilled or met by them previously to the Transaction Consummation Date, as set forth in the Association Agreement;

(iii)	Third-Party Consent. Linx shall have (i) obtained the third-party consents to their contracts in force and there will be no obligations in equal or higher amounts than R$ 50,000,000.00 (fifty million reais), individually or in the aggregate, that may be subject to early maturity (or other penalties) as a result of the Merger of Linx Shares (“Obligations Subject to Early Maturity”); or (ii) settled all of its Obligations Subject to Early Maturity; or (iii) cash representing 100% (one hundred percent) of the amount necessary to settle all your Obligations Subject to Early Maturity (including any penalties);

(iv)	GSM Approvals. The Linx General Meeting (“AGE Linx”) shall approve, under the terms of the Brazilian Corporation Law and the “Novo Mercado” Regulation of B3: (a) the waiver of any obligation by STNE to carry out the public offering for the acquisition of Linx shares, pursuant to Article 43 of Linx’s Bylaws, as a result of the acquisition of shares issued by Linx ; (b) the waiver of adhesion by STNE to the “Novo Mercado” segment of B3; and (c) all necessary documentation for the Merger of Linx Shares, including, but not limited to, this Protocol and Justification; and

(v)	Absence of Material Adverse Change. Since the date of this Protocol and Justification and until the Transaction Consummation Date, Linx shall not have undergone any Material Adverse Change. For the purposes of this Protocol and Justification, “Material Adverse Change” means any event, circumstance, effect, occurrence or situation in fact or any combination thereof, which, individually or jointly, affects or may reasonably be expected to adversely affect the businesses, operations, assets, properties, commercial or financial condition, or the results of Linx, in an amount equal to or greater than 20% (twenty percent) of the gross revenue earned by Linx in the fiscal year immediately preceding that in which the Material Adverse Change occurs; except to the extent that said change or adverse effect has been previously known to the Parties and/or results from (A) adverse economic or exchange effects on the industry in which Linx operates in Brazil; (B) regulatory or other changes that affect the industry in which Linx operates in general; (C) any changes in applicable law or accounting standards generally accepted in Brazil, including any tax reform; or (D) any effect that, if possible to be reversed before the Transaction Consummation Date, is reversed before the Transaction Consummation Date; and (E) effects arising from the new coronavirus pandemic.

2.2.  Once the Conditions Precedent have been implemented or waived, any of the Companies may notify the other Party about the implementation of the Conditions Precedent and the Companies will disclose a notice to the market indicating, the transaction consummation date, including the date on which the shares and ADS issued by Linx will no longer be traded in B3 and NYSE (“Transaction Consummation Date”). On the business day immediately preceding the Transaction Consummation Date, the Companies will inform the market of the base date and the consequent definition of the Linx shareholders who will receive the shares issued by STNE.

3.	Exchange Ratios, Base Date, Valuation, Capital Increase and Right of Withdrawal

3.1.      It is proposed that, as a result of the Merger of Linx Shares, new mandatorily redeemable Class A and Class B preferred shares are issued by STNE to the Linx shareholders, it being certain that for each common share issued by Linx 1 (one) mandatorily redeemable Class A preferred share, registered and without par value, and 1 (one) mandatorily redeemable Class B preferred share, registered and without par value, will be delivered by STNE (subject to the adjustments mentioned in items 1.2.5 and 1.2.6). Therefore, no fraction of shares will be considered in this step of the Transaction.

3.1.1.  STNE New Shares will have the rights and benefits attributed to them under the terms of the STNE Bylaws. The STNE New Shares will not have the right to vote, will have priority in the capital reimbursement in case of liquidation, without a premium, and will be automatically redeemed at the Transaction Consummation Date, without a special meeting being held for such purpose, under the terms of item 1 this Protocol and Justification.

3.1.2.  As provided for in Article 252, Paragraph 2 of Law No. 6,404/76, the right of withdrawal will be assured to the shareholders that are holders, uninterruptedly, from the present date until the Transaction Consummation Date, of shares issued by Linx that do not vote favorably to the Merger of Linx Shares, who abstain from voting or who do not attend the relevant extraordinary general meeting, and who expressly declare their intention to exercise the right of withdrawal, within 30 (thirty) days from the date of publication of the minutes of the extraordinary general meeting that approves the Merger of Linx Shares. The amount to be paid by way of reimbursement of the value of the shares will be equivalent to the equity value of the Linx Share as of December 31, 2019, according to the financial statements of Linx approved at the annual general shareholders' meeting dated April 30, 2020, which corresponds to R$ 9.45 (nine reais and forty-five cents) per share, without prejudice to the right to draw up a special balance sheet.

3.2. The base date for the Transaction will be June 30, 2020 ("Base Date").

3.3. The management of STNE, on behalf of STNE, hired Apsis Consultoria Empresarial Ltda. (“Appraiser”) to carry out the valuation and determine the market value of the shares issued by Linx to be merged into STNE (“Valuation Report”), which is attached to this Protocol and Justification in the form of Annex 3.3.

3.4. The Merger of Linx Shares will result in an increase to STNE 's shareholders' equity in an amount supported by the Valuation Report, part of which will, as defined by the general meeting, be allocated to the creation of a capital reserve and the balance will be allocated to its capital stock.

3.5. Pursuant to Article 227, Paragraph 1 of Law No. 6,404/76, the appointment of the Appraiser will be submitted for ratification by the STNE general shareholders' meeting that resolves on the Merger of Linx Shares.

3.6. The Appraiser represented (i) that there is no current or potential conflict or share of interest with the shareholders of the Parties, or, further, with regard to the Merger of Linx Shares; and (ii) each Party’s shareholders or directors have not directed, limited, hindered or performed any acts that have or may have prevented the access, use or knowledge of information, assets, documents or work methodologies that are material to quality of their conclusions. The Appraiser was selected for the work described herein considering the wide and renowned experience it has in preparing reports and assessments of this nature.

3.7. STNE bore all costs related to the hiring of the Appraiser for the preparation of the Valuation Report.

3.8. Linx’s management has retained financial advisors internationally recognized to assist the Boards of Directors in an informed decision-making process regarding the financial parameters of the Transaction. Such financial advisors did not indicate any impediment or conflict to carry out the work.

3.9. The pro forma financial information on the Base Date were prepared in accordance with Article 6th, § 3º and Article 7th of CVM Normative Rule No. 565 and submitted to reasonable assurance by an independent auditor registered with the CVM.

3.10       Justification. The Transaction is intended to result in the creation of a sound company, holding top-tier assets, strategically located, capable of efficiently supplying customers with its products and services. The integration of the Companies' activities will allow capture of synergy gains derived from the integration of activities in the means of payment and management and automation of business activities software markets in Brazil, which will result in significant benefits for the Companies, their customers, employees and shareholders. The complementarity between Linx's software services and STNE's payment solutions represent an opportunity to generate value for the Parties and their customers, with an expanded offer of services and solutions, creating a more innovative and capable company to innovate and compete. It is expected that the Transaction generates important synergies for the development of the digital commerce in Brazil.

4.	Corporate Approvals

4.1. The implementation of the Merger of Linx Shares and of the Redemption of Shares will depend on the performance of the following acts, all interdependent and with effects subject to the fulfillment of the Conditions Precedent, which must be coordinated in order to occur on the same date:

(a) The AGE Linx to, in that order, (i) approve the Transaction, pursuant to the Protocol and Justification, (ii) approve the waiver of the public offer for the acquisition of shares issued by Linx provided for in Article 43 of the Linx Bylaws within the scope of the Transaction; (iii) approve the waiver to STNE's adhesion to B3; without prejudice to the resolution on other matters included in the agenda provided for in the Call Notice approved at the Linx’s Board of Directors meeting held in October 1, 2020; and

(b) STNE Extraordinary General Meeting to, in that order, (i) approve the Protocol and Justification; (ii) ratify the appointment of the Appraiser; (iii) approve the Valuation Report; (iv) approve the Merger of Linx Shares, with the consequent issuance of the STNE New Shares and amendment to its bylaws; and (v) approve the Redemption of Shares, with the consequent amendment to its bylaws.

4.1.1. The managements of the Companies shall convene the above referred extraordinary general meetings immediately after the signing of this instrument, so that the referred extraordinary general meetings are held in compliance with legal deadlines.

5.	Submission to Government Authorities; F-4 Form

5.1.       STNE shall lead the analysis process, having autonomy in relation to the definition of the best strategy before CADE, and should always consult Linx with reasonable advance, keeping it informed of all interactions with CADE. The Companies since now undertake to fully cooperate with each other throughout the entire process, providing all information and documents reasonably necessary in order to obtain CADE's approval as soon as possible.

5.2.       All costs and expenses involved in the process for obtaining approval by CADE shall be solely borne by STNE and/or any of its subsidiaries, except that each Party shall borne the costs related to their respective representation before CADE.

5.2.1.    If CADE imposes any restrictions as a condition for granting CADE's Approval, the Companies and their shareholders shall use their best efforts to meet such restrictions imposed by CADE, in order to implement the Merger of Linx Shares and the Redemption of Shares in terms substantially similar to those set forth in this Protocol and Justification.

5.2.2.   StoneCo states that it has already filed the preliminary version of its F-4 with the SEC and the SEC determined that it will not review StoneCo’s F-4, which shall therefore become effective shortly after it is finalized via an amendment thereto filed with the SEC, that shall include the terms of the Protocol and the call notice of the Linx GSM. STNE and StoneCo undertake to have the registration statement of StoneCo on the Form F-4 become effective within the shortest term possible, and in any event at least 31 (thirty one) days prior to the date of the General Shareholders’ Meetings of Linx and STNE referred to in Clauses 2.3 (v) and 2.2 (v), respectively, that shall be called to be held on November 17, 2020.

6.	Other Covenants

6.1.       Except as otherwise specified in this Protocol and Justification, if required by CADE or if necessary for the consummation of the Transaction, as of the present date and up to the Transaction Consummation Date, each of the Companies agrees to conduct its operations in the regular course of their respective businesses and/or carry them out in their best interest in face of market circumstances, and to refrain from performing acts that may materially affect their businesses or operations.

6.1.1.       Without prejudice to the provisions in item 6.1 above, Linx undertakes to, until the Transaction Consummation Date, not to perform nor to approve that its subsidiaries perform the acts below, except with the authorization of STNE;

(i) propose to the general shareholders’ meeting of Linx and/or its subsidiaries, any changes to its Bylaws (except if and only to the extent required by applicable law);

(ii) redeem, repurchase, issue or sell any shares issued by it, securities convertible into or substitutable for shares, options, warrants, purchase rights or any other form of acquisition right relating to the shares issued by it, except as a result of the Linx Plans, as the case may be;

(iii) propose to the general shareholders’ meeting of Linx the reduction of its capital or the redemption of its shares;

(iv) approve the acquisition (including by merger, incorporation, acquisition of shares or assets, or in any other way) any interest in assets or any business or person that involves an amount individually higher than R$ 50,000,000.00 (fifty million reais), as long as it does not undertake any debt for this purpose;

(v) approve the entry into alliances or joint venture agreements, or any type of similar relationship;

(vi) approve the execution of new compensation and benefit plans (or amend existing plans), as well as pay bonuses, commissions, incentives or any type of compensation for shares outside the regular course of business and which are not provided for, at the present date, in the existing compensation and benefit plans, except if so determined by applicable law;

(vii) directly or indirectly get involved in any transaction, or enter into any agreement with a director, officer or its related parties, which are not due to the regular course of their business;

(viii) promote any change in its accounting policies and practices, except if required by law or regulation applicable;

(ix) lease or encumber (including the granting of any option on) any of its assets, except if due to the fulfillment of currently existing contracts and in the regular course of its business;

(x) except in relation to actions to be taken under existing contracts, assume any obligation or responsibility, enter into new relevant contracts, including: (a) contracts for the sale or disposal of its assets, with an amount higher than R$ 5,000,000.00 (five million reais); or (b) property lease contracts for the head office of Linx, with the exception of existing lease contracts;

(xi) mortgage or pledge any tangible or intangible asset, or offer them as collateral, except if so required due to guarantees relating to labor or tax proceedings in which Linx and/or its subsidiaries, as the case may be, are defendants and that involve total amounts not exceeding R$ 50,000,000.00 (fifty million reais);

(xii) take out any loan, issue debt securities, enter into any type of financing agreement or change the terms of existing financing agreements or debt instruments, except: (a) those entered into in the regular course of Linx's business and that in any case do not increase the indebtedness of Linx in more than R$ 200,000,000.00 (two hundred million reais); or (b) operations that aim to refinance its indebtedness, without the issuance of convertible or exchangeable securities for its shares;

(xiii) guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any person, except in relation to its subsidiaries;

(xiv) enter into, amend, modify or in any way alter the terms of the existing contracts entered into by Linx and/or its respective subsidiaries in order to speed up payments due under those contracts;

(xv) donate or freely assign any asset, right, or any form of asset, to their respective shareholders, directors, officers and/or any third party, except by those practices already agreed to and donation to Ten Yad;

(xvi) enter into any collective bargaining agreement or promote any relevant changes to the terms and conditions of the current employment contracts to which they are a party, except if in the regular course of their businesses;

(xvii) engage in different commercial activities, except in relation to those incidental necessary for the development of its activities, other than those relating to the Transaction contemplated by this Protocol and Justification;

(xviii) anticipate the vesting periods of the options, or permanence of the plan, granted under the Linx Plans;

(xix) approve (a) the hiring of new employees of coordination, managerial or higher hierarchical level or directors or officers of any level, outside the regular course of business; (b) the dismissal of employees outside the regular course of business; and (c) the implementation of any voluntary termination or dismissal program for employees;

(xx) propose to the general shareholders’ meeting of Linx the approval of the cancellation of its registration as a publicly held company;

(xxi) enter into any contract or otherwise assume any obligation to any Related Party; and

(xxii) agree or undertake to perform any of the acts described above.

6.2. The Companies undertake to cooperate with the performance of all necessary acts by the other Parties to verify the fulfillment of the Conditions Precedent, and to approve the Transaction as soon as possible.

6.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the general shareholders' meetings that resolve on the Protocol and Justification, are reciprocally dependent legal businesses, with the premise that a business is not effective without the others also being effective.

6.4. STNE, in relation to itself, and Linx, in relation to itself, mutually represent and warrant the following:

(a)	STNE is a closely held corporation and Linx is a publicly held company, both duly organized and existing under the Laws of the Federative Republic of Brazil.

(b)	Except as provided herein, STNE and Linx have full capacity to enter into this Protocol and Justification, carry out all transactions provided for herein and comply with all obligations assumed herein, having taken all necessary actions to authorize its execution and the performance of the obligations set forth hereunder. To the best of their knowledge, on this date there is no impediment to the consummation of the Transaction and compliance with the obligations provided for in this Protocol and Justification, except if otherwise already regulated in this Protocol and Justification;

(c)	Subject to the approvals provided for in items 4 and 5, neither the execution and delivery of this Protocol and Justification by STNE and Linx, nor the compliance by the Companies of all and any of their obligations hereunder:

(i)	violate or conflict with any statute, agreement, law, license or permission, of any court or other governmental or regulatory authority to which they are subject; or

(ii)	to the best understanding of the respective Party, depend on consent, approval or authorization to notify to, or file or register with, any person, entity, court or governmental or regulatory authority, except for the approvals provided for in this Protocol and Justification;

(d)  Capital Stock:

(i)	The capital stock of STNE is, as of this date, R$ 1,803,427,332.12 (one billion, eight hundred and three million, four hundred and twenty-seven thousand, three hundred and thirty-two reais and twelve cents), represented exclusively by 1,803,427,332 (one billion, eight hundred and three million, four hundred and twenty-seven thousand, three hundred and thirty-two) common shares, registered and without par value, and all the shares issued by STNE currently existing having been validly issued, subscribed and partially paid up.

(ii)	The capital stock of Linx, as of this date, is represented exclusively by 189,408,960 (one hundred and eighty-nine million, four hundred and eight thousand, nine hundred and sixty) common, book-entry, registered shares with no par value, including treasury shares.

(e)	Their respective audited financial statements as of December 31, 2019 and, with respect to Linx, the latest Reference Form, as filed and made available on the website of the Securities and Exchange Commission, fairly reflect, at the date of their publication, in their material aspects, the best understanding of the management of Linx about its businesses, as required by the applicable law.

6.5. The Companies and their respective managements undertake to comply with all the terms provided for in this Protocol and Justification, their respective executive boards being authorized to take any and all actions necessary for the implementation of the Transaction.

7.	Miscellaneous

7.1. The applicable documentation will be available to the shareholders of the Companies at the respective registered offices as of the date of convening of the extraordinary general meetings of the companies, and/or, as the case may be, on the Linx Investor Relations website (http:// ri. Linx .com/ and on the websites of the Securities and Exchange Commission and of B3.

7.2. Regardless of the terms and obligations set forth in this Protocol and Justification, the Association Agreement remains in full force and effect, including (but not limited to) the provisions set forth in Clause 8 and 9. In case of termination of the Association Agreement, this Protocol and Justification shall be automatically terminated. In case of conflict between the Association Agreement and this Protocol and Justification, the provisions of the Association Agreement shall prevail.

7.3. Except as otherwise provided in this Protocol and Justification, the costs and expenses incurred with the Transaction shall be borne by the Party that incurs them, including the expenses related to the fees of its respective advisors, auditors, appraisers and lawyers.

7.4. This Protocol and Justification can only be changed by means of a written instrument signed by the Parties.

7.5. The eventual declaration by any court of nullity or the ineffectiveness of any of the covenants contained in this Protocol and Justification will not impair the validity and effectiveness of the others, which will be fully complied with, the Companies agreeing to make their best efforts in order to validly adjust themselves in order to obtain the same effects of the covenant that has been canceled or has become ineffective.

7.6. The absence or delay of any of the Companies in exercising any of their rights in this Protocol and Justification shall not be considered as a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver will take effect only if it is specifically granted and in writing.

7.7. The assignment of any of the rights and obligations agreed in this Protocol and Justification is prohibited without the prior and express written consent of the Companies.

7.8. This Protocol and Justification executed in the presence of 2 witnesses is effective as an extrajudicial execution instrument in the form of the civil procedural law, for all legal purposes. The Companies since now recognize that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Civil Procedure Code; and (ii) is subject to specific performance in accordance with the applicable law.

7.9. The Parties recognize the truthfulness, authenticity, integrity, validity and effectiveness of this Protocol and Justification and its respective terms in electronic form and/or signed by the Parties by means of electronic certificates, pursuant to Article 10, paragraph 2nd, of the Provisional Measure (Medida Provisória) No. 2.220-2 of August 24, 2001, as well as the position of the respective electronic signatures by means of electronic signature platform used to prove authorship and integrity of documents in electronic form, producing all its effects with respect to the signatories. The Parties recognize that the electronic signature of this Protocol and Justification does not hinder or impair its enforceability and shall be considered, for all legal purposes, an extrajudicial enforcement instrument. Where an individual is the representative of more than one Party, as an attorney-in-fact or legal representative, the sole registration of his signature by digital certificate in this Protocol and Justification shall be considered valid representation of all Parties represented for all purposes of law. This Protocol and Justification shall be effective for all Parties from the date indicated therein, even if one or more Parties perform the electronic signature at a later date.

8.	Applicable Law and Settlement of Dispute

8.1. This Protocol and Justification will be governed and construed in accordance with Brazilian law.

8.2. Arbitration. Any and all disputes that may arise between the Parties as a result of this Protocol and Justification or related hereto will be definitively settled by arbitration, administered by the Market Arbitration Chamber instituted by B3 (“Market Arbitration Chamber”), in accordance with the Arbitration Rules of that institution that are in force at the time of the beginning of the arbitration. In the event that the Arbitration Rules of the Market Arbitration Chamber fail to provide for the provisions governing any situation, the Parties since now agree to apply, in addition, the Brazilian procedural laws provided for in Law No. 9,307/1996.

8.2.1. Arbitral Tribunal. The Arbitral Tribunal will consist of 3 (three) arbitrators (“Arbitral Tribunal”), to be appointed in accordance with the Arbitration Rules of the Market Arbitration Chamber. None of the arbitrators to be appointed will need to be part of the arbitration body of the Market Arbitration Chamber, as provided by Law No. 9,307/96.

8.2.2. The seat of the arbitration shall be the City of São Paulo, State of São Paulo, Brazil, where the arbitration award shall be rendered. The arbitration language will be Portuguese.

8.2.3. The arbitrators must decide based on the applicable Brazilian law, and judgment by equity is prohibited.

8.2.4. Arbitral proceedings and any documents and information disclosed within the scope of the arbitration will be confidential.

8.2.5. Measures in the Judiciary. The arbitral award will be final and binding on the Parties and their successors, and the Parties waive any right of appeal. Each Party has the right to appeal to the Judiciary to (i) impose the installation of arbitration; (ii) obtain injunctions for the protection or maintenance of rights, prior to the beginning of the arbitration, if necessary, including to enforce any action that entails specific performance under the terms of §3 of Article 118 of the Brazilian Corporations Law, and no action should be considered as a waiver of arbitration as the only means of settlement of conflict chosen by the Parties; (iii) enforce any decision of the Arbitral Tribunal, including the arbitral award; (iv) the legal actions provided for in Law No. 9,307/1996, including the possible action to seek the annulment of the arbitral award when permitted by law; or (v) enforcement of this Protocol and Justification as an extrajudicial execution instrument. In the case of injunctions or specific performance measures submitted to the Judiciary in the cases provided for herein, the Arbitral Tribunal, when constituted, must assess them, being free to uphold or modify the decision issued by the Judiciary. For all judicial measures provided for herein, the Parties elect the District Court of the City of São Paulo, State of São Paulo, at the exception of any other, however privileged it may be, with the exception of the measures provided for in item (iii) above, which may be filed within any competent court.

8.2.6. Costs. Payment of arbitration fees will be made in accordance with the Arbitration Rules of the Market Arbitration Chamber, and liability for costs, including administration fees, arbitrators´, experts´ and technical assistants´ fees, as well as attorney´s fees, will be defined by the Arbitral Tribunal, in the arbitral award.

8.2.7. Arbitration Clause. The Parties hereby declare that they are bound by this arbitration clause and undertake to participate in any arbitration that may be proposed, which relates to this Protocol and Justification, as well as to comply with the arbitration award.

In witness whereof, the Companies' directors execute this Protocol and Justification in 5 (five) counterparts of equal content and form and for one single effect, together with the witnesses below.

São Paulo, October 2nd, 2020.

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[execution page of the Protocol and Justification of Merger of Shares Issued by Linx S.A. into STNE Participações S.A., entered into on October 2nd, 2020]

STNE PARTICIPAÇÕES S.A.

/s/ Thiago dos Santos Piau__________	/s/ Rafael Martins Pereira_______
By: Thiago dos Santos Piau Title: Officer	By: Rafael Martins Pereira Title: Officer

LINX S.A.

/s/ Alberto Menache________________	/s/ Antonio Ramatis Fernandes Rodrigues______
By: Alberto Menache Title: Chief Executive Officer	By: Antonio Ramatis Fernandes Rodrigues Title: Vice Chief Executive Officer of Investor Relations

STONECO LTD.

/s/ Thiago dos Santos Piau__________	/s/ Rafael Martins Pereira___________________
By: Thiago dos Santos Piau Title: Chief Executive Officer	By: Rafael Martins Pereira Title: Chief Investor Relations Officer

DLP CAPITAL LLC

/s/ Thiago dos Santos Piau__________	/s/ Rafael Martins Pereir____________________
By: Thiago dos Santos Piau Title: Chief Executive Officer	By: Rafael Martins Pereira Title: Chief Investor Relations Officer

DLPPAR PARTICIPAÇÕES S.A.

/s/ Thiago dos Santos Piau__________	/s/ Rafael Martins Pereir____________________
By: Thiago dos Santos Piau Title: Chief Executive Officer	By: Rafael Martins Pereira Title: Officer

Witnesses:

1. /s/ Danilo Kamiji_________________	2. Rebecca Lynne Roman Chueiri de Oliveira___
Name: Danilo Kamiji	Name: Rebecca Lynne Roman Chueiri de Oliveira